EXHIBIT 99.1

Press Release dated September 26, 2013, Suncor Energy closes sale of the majority of its conventional natural gas business

News Release

FOR IMMEDIATE RELEASE

Suncor Energy closes sale of the majority of its conventional natural gas business

(All financial figures are approximate and in Canadian dollars unless otherwise noted.)

Calgary, Alberta (September 26, 2013) – Suncor Energy today announced it has closed the previously announced sale of the majority of its conventional natural gas business in Western Canada to CQ Energy Canada Partnership, a newly established partnership between Centrica plc (LSE: CNA) and Qatar Petroleum International.

The sale is consistent with Suncor’s strategy to focus on a core portfolio of high return, oil producing assets and includes properties situated across multiple regions in Alberta, northeast British Columbia and southern Saskatchewan. Excluded are the majority of Suncor’s unconventional Montney natural gas properties in the Fort St. John region of British Columbia and the company’s Wilson Creek, Alberta unconventional oil assets.

The $1 billion sale price is subject to closing adjustments typical of transactions of this nature and is based on an effective date of January 1, 2013.  All necessary regulatory approvals were received including approval under the Investment Canada Act.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com